Dreyfus Premier Short - Intermediate Municipal Bond Fund

Statement of Investments

December 31, 2005 (Unaudited)

Long-Term Municipal Investments--90.7%	Principal Amount ($)	Value ($)
Alabama--3.5%		
Choctaw County, Limited Obligation		
School Warrants		
3.625%, 3/1/2009 (Insured; ACA)	2,165,000	2,151,534
DCH Health Care Authority, Health Care		
Facilities Revenue		
3.75%, 6/1/2006	3,045,000	3,048,197
Jefferson County, Limited Obligation		
School Warrants:		
5%, 1/1/2007	1,500,000	1,523,160
5%, 1/1/2008	1,000,000	1,028,570
Arkansas--.9%		
Arkansas Student Loan Authority, Revenue		
(Student Loan) 5.35%, 6/1/2009	2,000,000	2,045,960
California--4.0%		
California Department of Water Resources,		
Power Supply Revenue		
5.25%, 5/1/2007 (Insured; MBIA)	2,500,000	2,568,325
California Statewide Communities Development Authority,		
Revenue (Kaiser Permanente)		
3.875%, 4/1/2010	5,000,000	4,995,900
San Diego County, COP		
(Burnham Institute) 5.15%, 9/1/2006	200,000	202,068
Truckee-Donner Public Utility District, COP		
4%, 1/1/2007 (Insured; ACA)	1,000,000	1,004,740
Colorado--1.4%		
Countrydale Metropolitan District		
3.50%, 12/1/2007 (LOC; Compass Bank)	3,000,000	2,981,610
Connecticut--.4%		

Greenwich Housing Authority,
  MFHR (Greenwich Close Apartments):
    5.95%, 9/1/2006 | 310,000 | 313,227
    6.05%, 9/1/2007 | 330,000 | 338,141

Mohegan Tribe of Indians of Connecticut Gaming Authority,
  Priority Distribution Payment, Public Improvement
    5%, 1/1/2008 | 300,000 | 308,442

Florida--3.1%

Hillsborough County Industrial Development Authority,
  HR (Tampa General Hospital Project)
    4%, 10/1/2006 | 1,640,000 | 1,645,789

Lee County Industrial Development Authority,
  Healthcare Facilities Revenue
  (Cypress Cove at Healthpack Florida, Inc. Project)
    4.75%, 10/1/2008 | 3,000,000 | 3,002,160

Tampa, Revenue (Health System-
  Catholic Health)
    5%, 11/15/2009 (Insured; MBIA) | 1,000,000 | 1,052,390

West Orange Healthcare District, Revenue
    5.30%, 2/1/2007 | 1,155,000 | 1,176,529

Georgia--3.6%

Development Authority of the City of
  Milledgeville and Baldwin County, Revenue
  (Georgia College and State University
  Foundation Property III, LLC
  Student Housing System Project):
    5%, 9/1/2007 | 640,000 | 652,141
    5%, 9/1/2008 | 835,000 | 857,662
    5%, 9/1/2009 | 1,045,000 | 1,081,251

Municipal Electric Authority of Georgia
  (Project One Subordinated)
    5%, 1/1/2009 (Insured; AMBAC) | 5,000,000 | 5,211,300

Hawaii--.4%

Kuakini, Health System Special Purpose Revenue
    5%, 7/1/2007 | 845,000 | 854,684

Illinois--4.8%

Chicago Housing Authority, Capital Program Revenue
    5%, 7/1/2006 | 4,000,000 | 4,031,720

Chicago Park District, GO
    5%, 1/1/2010 (Insured; FGIC) | 2,500,000 | 2,641,325

Illinois Development Finance Authority, SWDR
  (Waste Management Inc. Project)
  5.05%, 1/1/2010 | 2,000,000 | 2,073,960

Northern Illinois University, Revenues
  (Auxilary Facilities System)
  Zero Coupon, 4/1/2006 (Insured; FGIC) | 1,865,000 | 1,849,521

Indiana--1.7%

Purdue University, University Revenues
  (Purdue University Student Facilities System)
  5%, 7/1/2006 | 3,755,000 | 3,787,218

Iowa--2.9%

Ankeny Community School District,
  Sales and Services Tax Revenue
  (School Infrastructure) 4%, 7/1/2006 | 2,560,000 | 2,567,654

Coralville, GO Annual Appropriation,
  Corporate Purpose
  5%, 6/1/2007 | 1,000,000 | 1,016,540

Eddyville, PCR (Cargill Inc. Project)
  5.40%, 10/1/2006 | 2,760,000 | 2,800,213

Kansas--1.9%

Burlington, EIR (Kansas City Power and Light):
  Series A, 4.75%, 10/1/2007 | 1,000,000 | 1,016,260
  Series B, 4.75%, 10/1/2007 | 2,000,000 | 2,032,520
  Series D, 4.75%, 10/1/2007 | 1,000,000 | 1,016,260

Kentucky--.9%

Northern Kentucky Water District, Revenue, BAN
  3.25%, 5/1/2007 | 2,000,000 | 1,988,640

Louisiana--1.4%

Calcasieu Parish Industrial Development Board, PCR
  (Occidental Petroleum Project)
  4.80%, 12/1/2006 | 3,000,000 | 3,021,990

Maine--1.0%

Maine Educational Loan Marketing Corp.,
  Subordinate Loan Revenue
  6.50%, 11/1/2009 | 2,195,000 | 2,293,907

Massachusetts--.7%

Massachusetts Health and Educational Facilities
  Authority, Revenue

(Partners Healthcare System)
5%, 7/1/2008 | 1,500,000 | 1,557,480

Michigan--2.1%

Michigan Hospital Finance Authority
  (Sparrow Obligation Group):
   5%, 11/15/2006 | 1,500,000 | 1,520,265
   5.25%, 11/15/2008 | 3,000,000 | 3,137,670

Missouri--.9%

Saint Louis Industrial Development Authority,
  MFHR (Vaughn Elderly Apartments Project)
  4%, 12/20/2006 | 2,000,000 | 1,991,780

Nebraska--1.4%

University of Nebraska, University Revenues
  (Lincoln Memorial Stadium)
  5%, 11/1/2007 | 3,035,000 | 3,119,889

New Hampshire--1.9%

New Hampshire Business Finance Authority,
  PCR (United Illuminating)
  3.50%, 2/1/2009 | 4,360,000 | 4,269,922

New Jersey--4.8%

Bayonne:
  BAN 5%, 10/27/2006 | 1,000,000 | 1,005,400
  TAN:
   5%, 10/13/2006 | 1,500,000 | 1,507,635
   5%, 12/11/2006 | 1,000,000 | 1,006,410

New Jersey Economic Development Authority, Revenue:
  Cigarette Tax
  5%, 6/15/2008 | 3,150,000 | 3,237,507
  First Mortgage
  (Cadbury Corp. Project)
  4.65%, 7/1/2006 (Insured; ACA) | 1,565,000 | 1,565,955

Union County Utilities Authority, Solid Waste Revenue
  Senior Lease (Ogden Martin)
  5.50%, 6/1/2008 (Insured; AMBAC) | 2,240,000 | 2,337,440

New Mexico--.9%

Jicarilla Apache Nation, Revenue
  4%, 9/1/2008 | 765,000 | 771,763

New Mexico Financing Authority, Revenue
  (Public Project Revolving Fund)
  4%, 6/1/2007 (Insured; AMBAC) | 1,145,000 | 1,156,450

New York--11.0%

Dutchess County Industrial Development Agency,		
IDR (IBM Project)		
5.45%, 12/1/2009	2,000,000	2,108,320
New York City Industrial Development Agency,		
Special Facility Revenue		
(Terminal One Group Association, L.P. Project)		
5%, 1/1/2008	1,000,000	1,024,780
New York State Dormitory Authority:		
(City University System Consolidated		
Fifth General Resolution Revenue)		
5.25%, 1/1/2009	2,000,000	2,096,900
(Lenox Hill Hospital Obligation Group)		
5.25%, 7/1/2008	1,250,000	1,266,050
LR (Court Facilities Lease-New York City Issue)		
5%, 5/15/2007	3,500,000	3,580,885
(South Nassau Communities Hospital)		
5.25%, 7/1/2009	945,000	990,653
New York State Urban Development Corp., Correctional		
and Youth Facilities, Service Contract Revenue		
(Empire State Development Corp.)		
5.25%, 1/1/2009	2,000,000	2,091,220
Port Authority of New York and New Jersey,		
Special Obligation Revenue		
(Special Project- JFK International Air Terminal 6)		
6.25%, 12/1/2008 (Insured; MBIA)	2,000,000	2,134,580
Tobacco Settlement Financing Corp. of New York,		
Revenue Asset Backed:		
5%, 6/1/2006	1,200,000	1,208,604
5%, 6/1/2007	2,000,000	2,046,020

Westchester Tobacco Asset Securitization Corp.,
Tobacco Settlement Asset-Backed
  6.75%, 7/15/2010 | 5,000,000 a | 5,724,700

North Carolina--2.5%

Durham, COP
  4%, 6/1/2008 | 2,000,000 | 2,027,740

Fayetteville, Public Works Commission, Revenue
  3.55%, 1/15/2008 (Insured; FSA) | 2,000,000 | 1,998,580

North Carolina Medical Care Commission
Retirement Facilities, Revenue, First Mortgage
  (Cypress Glen) 3.80%, 10/1/2007 | 1,500,000 | 1,484,895

Ohio--2.6%

Hamilton County Local District, Cooling Facilities
Revenue (Trigen Cinergy)
  4.60%, 6/1/2009 | 2,000,000 | 1,998,060

Lorain County, HR, Improvement (Catholic Healthcare)
  5.25%, 10/1/2007 | 3,515,000 | 3,621,540

Oklahoma--4.3%

Oklahoma Development Finance Authority, LR:
  (Master Oklahoma State System Higher Education)
    4%, 6/1/2006 | 1,000,000 | 1,003,020
  (Oklahoma State System Higher Education)
    3%, 12/1/2008 (Insured; MBIA) | 1,000,000 | 986,710

Tulsa County, Combined Purpose:
  Independent School District Number 1
    Zero Coupon, 8/1/2007 (Insured; MBIA) | 2,000,000 | 1,896,340
  Independent School District Number 5:
    4%, 7/1/2006 | 1,125,000 | 1,129,309
    4%, 7/1/2007 | 1,125,000 | 1,136,700
    4%, 7/1/2008 | 1,160,000 | 1,178,096

Tulsa's Port of Catoosa Facilities Authority,
IDR (Cargill, Inc. Project)
5.35%, 9/1/2006 | 2,100,000 | 2,126,796

Pennsylvania--5.1%

Allegheny County Industrial Development Authority, Revenue
(Western Pennsylvania School for Blind Children)
2.75%, 7/1/2006 | 1,500,000 | 1,495,140

Philadelphia Hospitals and Higher Education
Facilities Authority, Revenue
(Jefferson Health System):
5%, 5/15/2009 | 1,795,000 | 1,868,344

5%, 5/15/2009	2,310,000	2,412,194
Pittsburgh Urban Redevelopment Authority, MFHR (Lou Mason Jr. Replacement Housing Facility Project) 5%, 12/1/2007	1,000,000	1,012,320
Port Authority of Allegheny County, GAN 4%, 6/30/2006 (LOC; PNC Bank)	2,300,000	2,308,280
Temple University of the Commonwealth System of Higher Education, University Funding Obligations 4%, 4/28/2006	2,125,000	2,130,185

Rhode Island--.5%

Rhode Island Health and Educational Building Corp., Revenue (Hospital Financing) 3%, 9/1/2006 (LOC; Fleet National Bank)	1,165,000	1,161,470

Tennessee--2.5%

The Health, Educational and Housing Facility Board of the County of Shelby, Revenue (Baptist Memorial Health Care) 5%, 10/1/2008	2,000,000	2,062,580
Johnson City Power Board, Electric System, RAN 3.50%, 9/1/2010	3,360,000	3,315,850

Texas--.9%

North Central Texas Health Facility Development Corp., Revenue (Baylor Health Care System Project) 5.50%, 5/15/2007	2,000,000	2,051,660

Virginia--9.4%

Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.50%, 10/1/2009	3,000,000	3,078,600
Fairfax County Economic Development Authority, RRR 6.05%, 2/1/2009 (Insured; AMBAC)	3,000,000	3,204,810

Fredericksburg Industrial Development Authority,
  Hospital Facilities Revenue
  (Medicorp Health System)
  5%, 8/15/2006
	1,665,000	1,681,217

Hopewell, Public Improvement 5%, 7/15/2009	3,250,000	3,312,172

Roanoke Industrial Development Authority, HR
  (Carilion Health System)
  4%, 7/1/2006 (Insured; MBIA)
	3,235,000	3,246,128

Southwest Virginia Regional Jail Authority,
  Jail Facilities GAN
  3%, 9/1/2006 (Insured; MBIA)
	4,000,000	3,994,240

York County Industrial Development Authority, PCR
  (Virginia Electric and Power Co.)
  5.50%, 7/1/2009
	2,000,000	2,053,440

Washington--1.0%

Washington, COP
  (Department of Ecology)
  4.50%, 4/1/2008 (Insured; AMBAC)
	1,000,000	1,023,070

Washington Public Power Supply System
  (Nuclear Project Number 2 Revenue)
  5.75%, 7/1/2009
	1,000,000	1,075,450

Wisconsin--3.0%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed:		
5.50%, 6/1/2006	2,000,000	2,010,780
5.50%, 6/1/2010	1,500,000	1,562,805
Racine, SWDR (Republic Services Project) 3.25%, 4/1/2009	2,000,000	1,946,860

Wisconsin Health and Educational Facilities Authority,
  Revenue
  (Froedtert and Community Health, Inc. Obligated Group)
  5%, 4/1/2010
	1,000,000	1,052,280

U.S. Related--3.3%

Puerto Rico Highways and Transportation Authority,
  Highway Revenue
  5%, 7/1/2010 (Insured; FSA)
	2,500,000	2,649,100

Puerto Rico Public Buildings Authority,
  Revenue (Government Facilities)
  4.50%, 7/1/2007
	4,605,000	4,644,833

Total Long-Term Municipal Investments		
(cost $200,775,691)		**199,581,380**

Short-Term Municipal Investments--9.1%		

New York--3.2%

New York City Transitional Finance Authority,		
(New York City Recovery)		
3.75% (Liquidity Facility; JPMorgan Chase Bank)	7,000,000 b	7,000,000

North Carolina--1.8%

North Carolina Medical Care Commission,		
Health Care Facilities First Mortgage Revenue		
(Carol Woods Project) 3.75% (Insured; Radian		
and Liquidity Facility; Branch Banking and Trust Co.)	3,980,000 b	3,980,000

Texas--2.3%

Texas Water Development Board,		
State Revolving Fund Subordinate Lien Revenue		
3.75% (Liquidity Facility; JPMorgan Chase Bank)	5,000,000 b	5,000,000

U.S. Related--1.8%

Puerto Rico Government Development Bank, CP		
3.45%, 1/30/2006	4,000,000	3,999,040

Total Short-Term Municipal Investments		
(cost $19,980,000)		**19,979,040**
Total Investments (cost $220,755,691)	**99.8%**	**219,560,420**
Cash and Receivables (Net)	**.2%**	**349,452**
Net Assets	**100.0%**	**219,909,872**

Notes to Statement of Investments:

a This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.